

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 26, 2016

Ms. Soho Hamdan
President, Chief Executive Officer and Chief Financial Officer
OnePower Systems Ltd.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd Floor
Beirut, Lebanon

> **Re: OnePower Systems Ltd.**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed March 2, 2016**
> **File No. 333-185176**

Dear Ms. Hamdan:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Officer of Consumer Products